UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-24960
NOTIFICATION OF LATE FILING	CUSIP NUMBER 22284P105

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Covenant Transport, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

400 Birmingham Highway
Address of Principal Executive Office (Street and Number)

Chattanooga, TN 37419
City, State and Zip Code

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

    The registrant and its independent registered public accounting firm were unable to complete their review of the impact of technical accounting requirements, including the impact of FIN 47, on the registrant's financial statements, including the evaluation of the potential for, and size of, any cumulative effect of change in accounting principle, in sufficient time to permit the filing on the scheduled due date of March 16, 2006, without unreasonable effort or expense. The registrant will file its annual report on Form 10-K as promptly as practicable, but in no event later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mary C. Roseman	(423)	821-1212
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant believes that it will record a cumulative effect of change in accounting principle and may record certain other adjustments. It is expected that the registrant's net income before cumulative effect of change in accounting principle will not be materially different than the net income reported in the registrant's press release dated January 24, 2006, and filed on Form 8-K on January 25, 2006. The registrant cannot reasonably estimate the cumulative effect of change in accounting principle because the discussions with the registrant's auditors concerning the calculation have not been completed.

Covenant Transport, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006	By:	/s/ Joey B. Hogan
Joey B. Hogan Executive Vice President and Chief Financial Officer